Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                              February 6, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Photronics Incorporated



Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                        Sincerely,




                                                        Jeffrey A. Ruiz






Enclosures

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                (Amendment No.)

                            Photronics Incorporated
                    ---------------------------------------
                                NAME OF ISSUER:


                        Common Stock (Par Value $ 0.001)
                    ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                   719405102
                    ---------------------------------------
                                  CUSIP NUMBER


                               December 31, 2003
                    ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [x] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)       [ ]
         (B)       [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,121,065
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,121,065
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,121,065

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.19%

12. TYPE OF REPORTING PERSON

                 HC, CO, BK

  * In accordance with Securities Exchange Act Release No. 39538 (January 12,
  1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

**Under the terms of a no-action letter issued by the SEC staff to Deutsche Bank
 AG on February 14, 2002, Deutsche Bank AG may report beneficial ownership for certain non-US subsidiaries on Schedule 13G pursuant to Rule 13d-1(b). The reporting person symbols provided in the Instructions to Schedule 13G have been used herein (see Question 12, "Type of Reporting Person") to classify the non-US subsidiaries eligible for 13G reporting under the SEC's no-action letter.
 In addition, the eligible non-US subsidiaries have been categorized herein
 (see Item 3) consistent with the business generally conducted by each such subsidiary.

1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG , London Branch

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)       [ ]
         (B)       [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,858,984*
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,858,984*
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,858,984*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.43%

12. TYPE OF REPORTING PERSON

           CO, BK


*Included in this amount are 104,945 shares held in a discretionary account, managed by DB Advisors, L.L.C.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DB Advisors, L.L.C

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)       [ ]
         (B)       [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     104,945
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  104,945
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         104,945

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.31%

12. TYPE OF REPORTING PERSON

       IA, CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Securities Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)       [ ]
         (B)       [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     262,081
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  262,081
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    262,081

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.76%

12. TYPE OF REPORTING PERSON

         BD,CO

Item 1(a).        Name of Issuer:

                  Photronics Incorporated  ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                   1061 East Indiantown Road Jupiter, FL 33477


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                     Taunusanlage 12
                     D-60325 Frankfurt am Main
                     Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the COVER page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ X ] Broker or dealer registered under section 15 of the
                      Act;

                            Deutsche Bank Securities Inc.

                 (b) [ X ] Bank as defined in section 3(a)(6) of the Act;

                             Deutsche Bank AG, London Branch

                 (c) [   ] Insurance Company as defined in section 3(a)(19)
                      of the Act;

                 (d) [   ] Investment Company registered under section 8
                      of the Investment Company Act of 1940;



                 (e) [ X ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

                             DB Advisors, L.L.C.

                 (f) [   ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ X ] parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                                     Deutsche Bank AG

                 (h) [   ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [   ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [   ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                   (c) Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:

                       The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                       (ii) shared power to vote or to direct the vote:

                       The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                       (iii) sole power to dispose or to direct the
                             disposition of:

                       The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                       (iv) shared power to dispose or to direct the
                            disposition of:

                       The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                             Item 3 Classification
                  ------------------------------------------------------------

                  Deutsche Bank AG, London Branch           Bank
                  DB Advisors, L.L.C                        Investment Advisor
                  Deutsche Bank Securities Inc.             Broker /Dealer




Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 6, 2004






                                               Deutsche Bank AG

                                               By:  /s/ Jeffrey A. Ruiz
                                                   -----------------------
                                               Name:    Jeffrey A. Ruiz
                                               Title:   Vice President

                                               By:  /s/ Pasquale Antolino
                                               Name:    Pasquale Antolino
                                               Title:   Associate

                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 6, 2004






                                         Deutsche Bank AG, London Branch

                                         By:  /s/ Jeffrey A. Ruiz
                                             -----------------------
                                         Name:    Jeffrey A. Ruiz
                                         Title:   Vice President

                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 6, 2004






                                        DB Advisors L.L.C.

                                        By:  /s/ Jeffrey A. Ruiz
                                            -----------------------
                                        Name:    Jeffrey A. Ruiz
                                        Title:   Vice President

                                SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 6, 2004






                                             Deutsche Bank Securities Inc.

                                             By:  /s/ James T. Byrne, Jr.
                                                 ----------------------------
                                             Name:    James T. Byrne, Jr.
                                             Title:   Secretary